EXHIBIT 99.1

Top Ships Inc. Announces Proposed Spin-Off Creating a New Suezmax Tanker Company

ATHENS, Greece, June 21, 2023 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company” or “TOP Ships”) (NASDAQ:TOPS), an international owner and operator of modern, fuel -efficient “ECO” tanker vessels, announced today the filing of a registration statement on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the potential spin-off of one of its Suezmax tanker vessels.

Rubico Inc. (“Rubico”), currently a subsidiary of TOP Ships, is set to become an independent publicly-traded company through the planned spin-off. The initial asset of Rubico will be the M/T Eco Malibu, a modern, high specification, scrubber fitted and fuel-efficient 157,000 dwt Suezmax tanker.

As part of the spin-off transaction, TOP Ships intends to distribute 100% of the common shares of Rubico to its securityholders and expects there to be no overlapping board members or management between Rubico and TOP Ships.

The board of directors of TOP Ships sees this proposed separation of the companies as a strategic move. They believe it will yield a new investment opportunity focused on the Suezmax sector while allowing each company to follow its distinct business goals and operational priorities. The creation of an opportunity for investors to make an independent investment decision between the two companies may unlock increased long-term value for the shareholders of both companies. In particular, the board of directors of TOP Ships believes that the common shares of Rubico as a standalone company should not trade at the same discount to net asset value that is currently seen in the market price of the shares of TOP Ships. One objective of the proposed spin-off is to allow TOP Ships’ shareholders to gain additional value by spinning off part of the assets of TOP Ships at a potentially higher market valuation which in turn could result in an improvement in the market valuation of TOP Ships.

Rubico’s common shares are expected to trade initially on the OTCQX. The OTCQX is the top-tier market operated by OTC Markets Group Inc. The OTCQX is designed for established, investor-focused U.S. and international companies. To qualify for OTCQX, companies must meet high financial standards, follow best-practice corporate governance, and demonstrate compliance with applicable securities laws. Further, following effectiveness of Rubico’s registration statement on Form 20-F, Rubico will be an SEC-reporting company providing ongoing public disclosure beyond what is required by the OTCQX. TOP Ships security holders can find more information about trading securities on the OTCQX at www.otcmarkets.com. Trading on the OTCQX is conducted through registered broker-dealers, and a directory of broker-dealers who can execute trades on the OTCQX is available at www.otcmarkets.com/otc-link/broker-dealer-directory.

As soon as practicable following the spin-off, Rubico intends to apply to uplist to a major stock exchange.

In the spin-off distribution, TOP Ships intends to distribute 100% of the common shares of Rubico pro rata to the common shareholders of TOP Ships, to the holders of outstanding common stock purchase warrants of TOP Ships on an as-exercised basis to the extent such warrants contain anti-dilution provisions conferring an interest equivalent to the spin-off distribution, and to the holder of Series E preferred shares of TOP Ships pursuant to the terms of such preferred shares which entitle such holder to participate in the spin-off distribution on an as-converted basis.

TOP Ships anticipates that the spin-off will be completed in September 2023. The record date, distribution date, distribution ratio, and other information regarding the spin-off distribution to the holders of TOP Ships’ securities will be the subject of a future announcement. The consummation of the spin-off and, if it is consummated, its terms and timing remain subject to various conditions, including the registration statement on Form 20-F being declared effective by the SEC, the submission and approval of Rubico’s request for its common shares to be quoted on the OTCQX, and approval by the board of directors of TOP Ships. Further, there can be no assurance that Rubico will meet the initial listing standards of any national stock exchange or that its intended application to list on such exchange will be successful. TOP Ships may, at any time, decide to abandon the spin-off. A copy of the registration statement on Form 20-F filed by Rubico is available at www.sec.gov. The information in the filed registration statement on Form 20-F is not final and remains subject to change.

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient eco tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the proposed spin-off and the prospects and strategies of TOP Ships and Rubico following the spin-off, the valuation of the shares of Rubico and TOP Ships following the spin-off, and the trading of Rubico’s common shares on the OTCQX and their listing on a national stock exchange.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information, please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org